SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. _____)

Cumberland Bancorp, Incorporated

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

230406100

(CUSIP Number)

December 2, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP NO. 230406100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) C.M. Gatton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

5	SOLE VOTING POWER		1,000,000

6	SHARED VOTING POWER		N/A

	7	SOLE DISPOSITIVE POWER	1,000,000
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED DISPOSITIVE POWER	N/A
OWNED BY
EACH
REPORTING	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH	1,000,000
PERSON WITH		REPORTING PERSON

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		(a) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 230406100	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:	Cumberland Bancorp, Incorporated
Item 1(b)	Address of Issuer’s	4205 Hillsboro Road, Suite 204
	Principal Executive Offices:	Nashville, TN 37215
Item 2(a)	Name of Person Filing:	See Item 1 of page 2
Item 2(b)	Address of Principal	P.O. Box 1147
	Business Office or, if none, Residence:	Bristol, TN 37621
Item 2(c)	Organization/Citizenship:	See Item 4 of page 2
Item 2(d)	Title of Class Of Securities:	Common Stock, $.50 par value
Item 2(e)	CUSIP Number:	230406100
Item 3.	Inapplicable.
Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose

C.M. Gatton	1,000,000	6.5%	1,000,000	0	1,000,000	0

(1)	Based on 15,386,626 shares of Common Stock outstanding as of December 2, 2002.

CUSIP NO. 230406100	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

     Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Inapplicable

Item 8. Identification and Classification of Members of the Group.

     Inapplicable

Item 9. Notice of Dissolution of Group.

     Inapplicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 230406100	13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/11/02
Date

/s/ C.M. Gatton
(Signature)

C.M. Gatton
(Name/Title)